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                                                     Commission File No.:1113840

     OMB APPROVAL
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OMB Number:                         UNITED STATES                      3235-0058
Expires:                    SECURITIES AND EXCHANGE COMMISSION      May 31, 1997
Estimated average burden         Washington, D.C. 20549
hours per response.........................................................2.50

                                   FORM 12b-25

                                                                                        SEC FILE NUMBER
                                                                                            1-13840
                           NOTIFICATION OF LATE FILING
(Check One): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ]Form N-SAR    CUSIP NUMBER
                                                                                           744678103

         For Period Ended: December 31, 1996
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                          --------------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

Pudgie's Chicken, Inc.
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Full Name of Registrant

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Former Name if Applicable

333 Earle Ovington Blvd., Suite 604
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Address of Principal Executive Office (Street and Number)

Uniondale, NY 11553
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City, State and Zip Code




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                       PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ] (c)   The accountant's statement or other exhibit required by Rule 12b-25
           (c) has been attached is applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

         The Company filed a Voluntary Petition under Chapter 11 of the Bankruptcy Code on September 18, 1996. The Company is changing its annual reporting to comply to the rules of Chapter 11 and its related disclosure. The Company also changed independent auditors in November 1996. The new auditors, KPMG Peat Marwick are in the process of completing their first audit of the Company which requires extensive review.

         As a result, the Company has been unable to complete the report within the prescribed time period.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Steven Wasserman, President and Chief Executive Officer    516               222-8833
        -------------------------------------------------------    ---               --------
        (Name)                                                  (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                               [X] Yes  No [ ]

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes  No [ ]

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE ATTACHED RIDER A.

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                             PUDGIE'S CHICKEN, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 1997                               By: /s/ Steven Wasserman
      --------------------                            -------------------------
                                                   Name: Steven Wasserman
                                                   Title: President and Chief
                                                          Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.




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                                    ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic files unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.12(b) of this chapter).

                           {Intentionally left blank}




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Rider A to the Form 12b-25

Notification of Late Filing on Behalf of Pudgie's Chicken, Inc.

Total revenue was approximately $11.4 million for the year ended December 31, 1996, an increase of approximately $204,000 or 2%, over revenue of approximately $11.2 million for the year ended December 31, 1995. This increase was primarily due to the increase in the number of Company-owned restaurants from 26 open at December 31, 1995 to 30 open during 1996, offset by the closing of 12 Company-owned restaurants during the year ended December 31, 1996. This resulted in a net decrease in the number of Company-owned restaurants from 26 at December 31, 1995 to 18 at December 31, 1996. The number of franchised restaurants decreased from 36 at December 31, 1995 to 31 at December 31, 1996. The decrease was the result of two new franchised restaurants opening, two franchised restaurants closing and being reopened as Company-owned restaurants and five franchised restaurants closing during the year ended December 31, 1996.

The Company incurred a net loss of approximately $14 million for the year ended December 31, 1996, an increase of approximately $9.9 million or 237% from the net loss of approximately $4.2 million in 1995. The increase in the loss was attributable principally to the non-cash charge of approximately $6.2 million as a result of the write down of long-lived assets under the adoption of SFAS 121, an accrual for an arbitration award of approximately $1.7 million, approximately $1.1 million expensed in conjunction with the closing of nine Company-owned restaurants in 1996 as a result of the Company's filing under the Bankruptcy Code, approximately $347,000 of expenses incurred in conjunction with the closing of three Company-owned unprofitable restaurants, approximately
$348,000 in bankruptcy related professional fees and an increase of approximately 3% in operating expenses.